(Referred to as the Company, we, our or us)

OVERLOAN PROTECTION RIDER

We have issued this rider as a part of the policy to which it is attached.  Except as otherwise specifically set forth below, it is subject to all of the terms of the policy.

There is no charge for this rider unless you choose to exercise the Rider Benefit.

If the Rider Benefit is exercised, we will assess a one-time charge. The one-time charge will be a percentage of the Policy Value as shown below, based on the Insured’s Age as of the date the Rider Benefit is exercised.

Rider Benefit
You may use this rider to prevent the policy from Lapsing in the event the policy meets the conditions below. If you exercise this benefit, the policy will become a paid-up policy as set forth below and will not Lapse. Benefits of this rider are subject to the provisions of the policy and this rider.

Exercising the Rider Benefit
If you are eligible to elect paid-up insurance under the conditions of this rider, you may exercise the Rider Benefit by sending a Written Request to our Administrative Office.  If the policy has entered a grace period, we will mail you a notice of eligibility and the following will apply:

1. We will mail the notice at least 31 days prior to the end of the grace period. Your Written Request must be postmarked by the end of the grace period and while the insured is alive.

2. If our notice is sent less than 31 days prior to the end of the grace period, your Written Request must be postmarked within 30 days of the date of your receipt of the notice and while the insured is alive.

Conditions
The following conditions must be met at the time we receive your Written Request to exercise the Rider Benefit:
1. The policy must have been In Force for at least 15 Policy Years.
2. The Insured must be at least Age 75, but not older than Age 120.
3. The sum of all withdrawals taken from the policy must not be less than the total premiums paid.
4. The Loan Balance must exceed the Face Amount of the policy.
5. There must be sufficient Policy Value to cover the charge for this rider. The Loan Balance must not exceed 99.9% of the Policy Value after deduction of the charge for this rider.
6. Exercising the Rider Benefit must not cause the policy to violate the Guideline Premium Test under Section 7702 of the Internal Revenue Code, as amended, at any duration and must not cause the policy to become a Modified Endowment Contract under Section 7702A of the Internal Revenue Code, as amended.
7. The sum of the guideline level premiums, as defined for purposes of Section 7702 of the Internal Revenue Code, as amended, cannot become negative at any time.
8. The Death Benefit Option must be Level. If it is not, we will treat your Written Request as a request to change the Death Benefit Option to Level.

Charge for this Rider
Age	Percentage
75 - 90 91 92 93 94 -120	5% 4% 3% 2% 1%

Effect of Exercising the Rider Benefit
Once the Rider Benefit has been exercised and the policy has become a paid-up policy, the following will apply:
1. The Face Amount of the paid-up policy will be the remaining Policy Value multiplied by the applicable Death Benefit Factor shown in the Policy Data for the Age of the Insured as of the date the Rider Benefit is exercised.
2. If your policy Death Benefit Option is not Level when we receive your Written Request to exercise the Rider Benefit, we will change the Death Benefit Option to Level when the Rider Benefit is exercised and change the Face Amount to the amount stated in paragraph 1.
3. All other riders attached to the policy will terminate.
4. All remaining Policy Value, not in the loan reserve, will be transferred to the Basic Interest Account.
5. Monthly Deductions and Index Account Monthly Charges will cease immediately upon our completion of the exercise of the Rider Benefit.
6. No further policy activity, including premium payments, withdrawals, surrenders, transfers, changes to the Death Benefit Option, or increases or decreases to the Face Amount, will be allowed.
7. No further loans will be allowed, but loan interest will continue to accrue and you may continue to repay any interest or principal.

Your election to exercise the Rider Benefit is irrevocable. When the Rider Benefit is exercised we will mail you a notice which outlines the effect on the policy.

Non-Convertible	This rider is not convertible.
Reinstatement	If the policy is reinstated, this rider may be reinstated at the same time.
Consideration	We have issued this rider in consideration of the application and payment of the premiums.
No Dividends Are Payable	This rider does not participate in our profits or surplus.
Nonforfeiture Value	This rider does not have cash values or loan values.
Termination
This rider will terminate on the earliest of the following dates or events:
1. The date the policy terminates;
2. The next Monthly Policy Date following the date you request termination of this rider;
3. The death of the Insured;
4. The date the policy is surrendered or continued under any nonforfeiture option;
5. The Policy Anniversary at the Insured’s Age 121;
6. The date the policy becomes a Modified Endowment Contract under Section 7702A of the Internal Revenue Code, as amended.

Signed for us at our Administrative Office and effective on the Policy Date of the policy to which this rider is attached.

/a/Craig D. Vermie	/s/Brenda Clancy
Secretary	President